Exhibit 99.1

The following is an excerpt from the script for the conference call that was held at 8:30 a.m. Eastern Time on November 7, 2022, by Viatris Inc. The following does not purport to be a complete statement or summary of the conference call.

Viatris Q3’22

November 7, 2022

Corporate Speakers:

•	William Szablewski; Senior Key Executive; Viatris Inc.

•	Robert Coury; Chairman of the Board; Viatris Inc.

•	Michael Goettler; CEO; Viatris Inc.

•	Rajiv Malik; President; Viatris Inc.

•	Jeffrey Nau; CEO; Oyster Point Pharma, Inc.

•	Sanjeev Narula; CFO; Viatris Inc.

•	Unidentified Speaker; Unknown; Unknown

Participants:

•	Elliot Wilbur; Raymond James Financial, Inc.; Analyst

•	Umer Raffat; Evercore ISI; Analyst

•	Unidentified Participant; Unknown; Analyst

•	Christopher Schott; JPMorgan Chase & Co.; Analyst

•	Gary Nachman; BMO Capital Markets; Analyst

•	Ashwani Verma; UBS Investment Bank; Analyst

•	Jason Gerberry; BofA Securities; Analyst

•	Glen Santangelo; Jefferies LLC; Analyst

•	Gregory Fraser; Truist Securities, Inc.; Analyst

•	Nathan Rich; Goldman Sachs Group, Inc.; Analyst

•	David Amsellem; Piper Sandler & Co.; Analyst

PRESENTATION

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Robert Coury^

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I will give more detail and speak more about these potential divestitures shortly, but first, while we will remain therapeutic-agnostic overall, we announced this morning two acquisitions consistent with one of our previously announced therapeutic areas of emphasis: ophthalmology. We anticipate the combined assets of these acquisitions to add to the top line immediately and grow in strong double digits from there, potentially reaching to at least $1 billion in sales by 2028.

As a result of the expected strong top line growth, we anticipate these acquisitions will also add at least $500 million in adjusted EBITDA by 2028 as well. The aggregate purchase price for the acquisitions is approximately $700 million to $750 million, which we expect to fund with cash on hand upon closing. Michael and Rajiv will discuss more about this in their prepared remarks.

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Now that I’ve addressed our divestiture plans, let me provide some additional detail on the outlook of our current business in Phase 2. My comments will refer to the base business from that point going forward, but before any positive impact of the two acquisitions we announced this morning, unless otherwise indicated.

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Additionally, when including the potential financial impact of the two acquisitions announced this morning, which we expect will only be additive to our growth, we are targeting during Phase 2 a top line total revenue CAGR of approximately 3%, adjusted EBITDA CAGR of approximately 4% to 5% and, most importantly, an adjusted earnings per share CAGR of approximately mid-teens.

Note that while these CAGRs include acquisitions announced this morning, they do not take into consideration the positive impact of any future business development or M&A. These targets reflect our commitment to executing and delivering growth to our business only using the assets that we already have in-house, a continuation of paying down debt and thereby decreasing net interest expenses and, most importantly, returning capital to shareholders through our anticipated future share repurchases plans, which I will discuss shortly.

For modeling purposes, you should consider two adjustments in exchange for the additional $8 billion to $9 billion of aggregate pretax proceeds we anticipate to receive by the end of 2023, or shortly thereafter, from all our divestitures, including our biosimilars business. Therefore, as we enter Phase 2 beginning in 2024, you should think about making the following adjustments where we see ourselves for 2022.

First, an adjustment of $2.1 billion in revenues and $700 million in adjusted EBITDA to reflect our four planned divestitures just mentioned, including our biosimilars business. And two, an adjustment of approximately $300 million in increased R&D expenses, partly due to the impact of the recent SEC guidelines for licensing deals that were previously excluded from adjusted EBITDA that will be included in the future. Also in that number are some continuing development expenses for the two acquisitions announced this morning which will drive our continued long-term growth.

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Now in terms of adding to the growth of our base business, when we laid out our strategic vision at our February investor event, we discussed business development in the areas of ophthalmology, GI, dermatology as an important complementary vehicle to drive inorganic growth for our company.

As Michael and Rajiv will elaborate later, — we believe that the acquisitions of Oyster Point and Famy Life Sciences are excellent examples that will establish for Viatris a strong foundation for a leading ophthalmology franchise. We expect these acquisitions over time to be substantially additive to both our top line and bottom line. And on a stand-alone basis, when combined with our commitment to begin repurchasing our shares, we expect these acquisitions to be adjusted earnings per share accretive in 2023.

I’d like to personally welcome Dr. Jeffrey Nau, CEO of Oyster Point Pharma, who upon closing will be the newest member of Viatris’ management team and who will be introducing himself and speaking to you shortly. Dr. Nau will be leading our new ophthalmology franchise at Viatris along with his talented and seasoned management team.

We have been keenly impressed by Jeff and his team’s accomplishments, and especially Jeff’s leadership and vision. We are confident that their talent and expertise will be a great asset to Viatris following the closing of the acquisition of Oyster Point Pharma and the complementary acquisition of Famy Life Sciences.

In terms of the confidence in our ability to execute on all the actions that we have just detailed, when we consider the tremendous operational and financial progress that we have made over the past two years despite a challenging external backdrop, there is no stronger testament to our entire company’s ability and capabilities to successfully execute on all facets of our plan than delivering the consistent results that we have.

***

Michael Goettler^ Thank you, Robert. Now following your detailed outline, let me go directly to today’s acquisition announcement and a high-level overview of our Q3 results.

In February, we announced three therapeutic areas of focus for moving up the value chain with NCEs and 505(b)2s and that included ophthalmology. We believe that the two ophthalmology acquisitions which we’re announcing today, Oyster Point Pharma and Famy Life Sciences, give us a significant head start in creating an ophthalmology franchise within the Company that will set a strong foundation for what we expect to be a future ophthalmology leader and in accelerating our strategy to move up the value chain.

The total cash consideration for both acquisitions, including equity and debt, will be between $700 million and $750 million.

I’m excited about the assets, the talent the expertise and the capabilities which we’re bringing into the Company with these acquisitions. Oyster Point will provide us with an exciting commercial stage growth assets, Tyrvaya, the first and only FDA-approved nasal spray for sinus symptoms of dry eye disease with a unique and novel mechanism of action, activating the trigeminal parasympathetic pathway to increase the production of the patient’s own natural tear film.

Tyrvaya was launched in November 2021 and patients and physician feedback is very encouraging. Dry eye disease is an area of major unmet medical needs affecting approximately 17 million patients in the U.S. alone, and we’re excited to bring an important innovation like Tyrvaya to more patients and more countries consistent with our mission to empower patients worldwide to live healthy at every stage of life regardless of geography or circumstances.

Clinical development is also ongoing to expand Tyrvaya into further indications, such as neurotrophic keratopathy.

In addition to that, the Famy Life Science’s acquisition will add five additional Phase 3 or Phase 3-ready front-of-the-eye programs in various indications. We believe Tyrvaya and these front of the eye ophthalmology assets could potentially have combined annual revenue of at least USD 1 billion by 2028.

Together with our own capabilities, we believe we’ll have everything we need to set the foundation to become the next global ophthalmology leader.

The entire management team and I look forward to working with Dr. Jeffrey Nau, who will be leading this effort, and his talented team as we build a leadership position in ophthalmology and as we execute to make this area one of several billion-dollar growth drivers for Viatris.

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We are reaffirming, again, our most recent 2022 full year guidance ranges for total revenue, adjusted EBITDA and free cash flow, driven by solid operating momentum and in spite of further increased foreign exchange headwinds. As Robert has already clearly indicated, we are confident in the outlook and future growth potential of Viatris.

The key tenets for the confidence are: the strength and market dynamics of our remaining base business after the [main] divestitures are based on stabilizing results of business transformation and the (inaudible) choices we have made in the past years as well as solid performance of our branded portfolio. The strength of our pipeline, especially with complex generics and complex injectables as well as novel products, 505b2s and NCEs and the expectation of our growing ophthalmology franchise upon completion of the acquisitions.

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Rajiv Malik^

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Now let me move on to the great news we announced today. We have taken a major step to create an ophthalmics franchise. I want to echo the excitement you heard from Robert and Michael about the future addition of Oyster Point and Famy Life Sciences to Viatris family. Let me walk you through the strategic rationale for bringing these foundational assets together.

Oyster Point brings to Viatris not only a novel marketed dry eye product in the U. S. but, more importantly, a very experienced team that possesses deep knowledge of the ophthalmic space from a clinical, medical, regulatory and commercial perspective. Further, when combining Oyster Point to the Famy Life Sciences pipeline and our global commercial footprint, R&D and regulatory capabilities, we believe that we are setting the foundation to become the next global ophthalmic leader.

Moving to the next slide. I’m more excited that in addition to Tyrvaya, we are getting to start with a combined pipeline of exciting complementary programs, which include additional indications like neurotrophic keratopathy and five Phase 3-ready programs we are acquiring from Famy Life Sciences. This combined global pipeline has the potential of net sales of more than $1 billion on a risk-adjusted basis by 2028.

As we close this transaction, the ophthalmics franchise will function as a separate division within the Company and will be led by Dr. Jeff Nau.

In summary, as I walked you through this morning, we believe we are well positioned to bring Viatris back to growth in Phase 2. We remain confident in our ability to contain erosion to 2% to 3% and generate $450 million to $550 million in new product revenue annually, which we expect will not only offset the erosion but enable us to generate a 1% organic top line CAGR growth of the base in Phase 2.

Maximizing and executing our ophthalmic strategy will help us reach a total revenue CAGR of approximately 3% from ‘24 to ‘28. Further, it’s worth noting that this growth does not include any additional inorganic opportunities, which we expect to identify and add to our portfolio in Phase 2.

With that, I would like to welcome Dr. Jeff Nau to the call to share some more information about Oyster Point and its exciting growth driver as well as his perspectives on the Famy assets. But before I do, I would like to thank our Viatris colleagues for their continued performance and look forward to welcoming our future colleagues from Oyster Point and Famy Life Sciences who are listening today.

Jeffrey Nau^ Thank you, Rajiv, and thank you to Viatris for allowing me the opportunity to speak today.

Good morning. My name is Jeff Nau, and I am the President and CEO of Oyster Point Pharma, a public biopharmaceutical company focused on the discovery, development and commercialization of first-in-class pharmaceutical therapies to treat ophthalmic diseases.

Our mission at Oyster Point is to advance truly breakthrough science to deliver therapies that patients and eye care professionals need. I was the first employee at Oyster Point in 2017. And since then, we have grown the Company to more than 250 employees, including launching one of the most exciting commercial products in dry eye disease with a leading sales team in ophthalmology.

By educational training, I hold a Masters in Medical Science and a PhD in Public Health and Epidemiology. And for over 20 years, I have dedicated my career exclusively to drug and device development in the field of ophthalmology.

Prior to joining Oyster Point Pharma, I was involved in the development of a number of promising therapies in the retina space, including while at Genentech, where I was part of the FDA approval and commercialization of numerous indications for the [anti-digest] therapy Lucentis, a medical breakthrough for treating blindness which generated multibillion-dollar peak annual sales.

The Oyster Point team brings decades of experience in the eye care space, with most of the leadership team dedicating their entire careers to eye care. Currently, we are one year into the successful launch of our first FDA-approved product. Tyrvaya is the first and only nasal spray for the treatment of the signs and symptoms of dry eye disease.

Dry eye disease is a large market affecting an estimated 38 million Americans and over 700 million people worldwide. It’s a chronic multifactorial disease, which is characterized by the imbalance to the nutrient-rich layers of the ocular surface, known as the tear film. Increasing the production of natural tear firm is believed to reduce the signs and symptoms of dry eye disease.

Prior to Tyrvaya’s entry into the market, many patients reported being dissatisfied with older treatments in the class due to lack of efficacy, slow onset of action and the stinging and burning associated with prescription eye drops. The team at Oyster Point broke new ground with Tyrvaya. Tyrvaya provides differentiated clinical profile, rapidly bio-activate tear film production to help the body create more natural tears and can be easily administered. It’s a preservative-free nasal spray that’s convenient with a twice-a-day dosing regimen with no contraindications.

Tyrvaya’s unique mode of action involves activating the trigeminal parasympathetic pathway in the nose which is believed to trigger tear film production. Tyrvaya was studied in a broad population of adults with mild, moderate and severe dry eye disease. In clinical trials, patients achieved statistically significant improvement in tear film production and other key dry eye measurements.

In addition to this exciting product, let me share details on what Oyster Point will add from a pipeline perspective. In our development pipeline, we have several programs aimed at treating other ophthalmic disease with unmet needs, including Stage 1 neurotrophic keratopathy, a severe degenerative condition affecting the nerves of the cornea.

Separately, our proprietary transformational gene therapy program is currently progressing towards IND-enabling studies in 2023 for Stages 2 and 3 neurotrophic keratopathy and we have begun early development for a therapy to treat vernal and atopic keratoconjunctivitis, severe allergic conditions of the eye.

Oyster Point originally engaged with Viatris on ex U.S. licensing and partnering opportunities for our products. As discussions progressed, we quickly realized that the global health care gateway that Viatris has built provides a unique partnership opportunity to accelerate and amplify Viatris’ and Oyster Point’s growth strategies and would enable increased access to ophthalmic therapies for patients worldwide.

Just as Oyster Point could propel Viatris’ expertise in ophthalmology through its infrastructure and deep knowledge of the space from a clinical, medical, regulatory and commercial perspective, Tyrvaya and pipeline assets, Viatris could propel Oyster Point with its global commercial footprint, R&D and regulatory capabilities, supply chain as well as the multiple additional ophthalmic assets.

Conceptually, this is not a one plus one equals two addition of companies, but potentially more like a one plus one equals four addition. The sum of the merger amplifies itself based on the synergy that both companies would provide to each other.

Oyster Point as the foundation of the ophthalmology franchise of Viatris will bring a team with deep expertise in ophthalmology to advance research and drug development as well as an experienced U.S. commercial sales and medical (inaudible) infrastructure that I am confident will lead to future innovations at Viatris

The ophthalmology and optometry communities deserve partners who are committed to investing in and bringing new therapies to market for patients and eye care professionals. I’m joining Viatris as its new ophthalmology franchise, we’ll be committed to being that market leader in addressing the industry’s unmet needs.

As Rajiv previously stated, the ophthalmology portfolio that has been created to date is expected to have significant peak potential by 2030. What we have outlined here today is simply the foundation of what is expected over the next few years.

Our focus will be to invest in the resources behind the continued launch and international expansion of Tyrvaya as well as the clinical development of multiple key assets ranging across a full spectrum of eye care disease areas, including dry eye disease and potentially glaucoma, neurotrophic keratopathy, blepharitis, presbyopia and a number of other vision-related disorders.

In closing and on a personal note, I would like to thank the Oyster Point team for building such a strong organization over the last five years. We have built capabilities in R&D, clinical development and commercial within the eye care space in such a short period of time. It is the value of our people, our lead asset Tyrvaya and our pipeline that compelled Viatris to decide to bring our company into their organization.

I would like to thank Robert, Michael, Rajiv and our future colleagues at Viatris for the opportunity to join the Viatris family and to say that I also share in the excitement surrounding the future of Viatris.

Sanjeev Narula^

***

Turning to next slide, which highlights a few key points on the acquisitions we announced earlier today. We’re excited about the acquisition of Oyster Point Pharma. The transaction will consist of $11 per share in cash upfront through a tender offer. In addition to upfront cash consideration, each Oyster Point stockholder will receive one non-tradable contingent value right, representing up to additional $2 per share contingent on Oyster achieving certain metrics based on full year 2022 performance.

Concurrent to Oyster Point closing, we also expect to acquire Famy Life Sciences, which has a complementary ophthalmology portfolio, for a total cash payout of approximately $281 million.

Both transactions are subject to customary closing conditions. We expect these transactions will be funded with cash on hand.

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The anticipated 3% total revenue CAGR from ‘24 to ‘28 does not reflect any additional business development activity beyond the acquisition of ophthalmology franchise.

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QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) We’ll take our first question from Elliot Wilbur from Raymond James.

Elliot Wilbur^ A lot to digest this morning. I appreciate the team taking the time to walk us through the detail. My first question and only question, I guess, is with respect to the acquisition of Oyster Point and Famy Life Sciences.

I know you’ve talked about the ophthalmology portfolio generating around $1 billion in sales by 2028. But if I look at current external expectations, at least for Oyster Point, they seem to embed peak sales somewhere around $400 million, which I assume is Tyrvaya exclusively in 2027. And I know that you’re expecting contribution from some other pipeline assets, but doesn’t seem like many of those would hit before 2025 or 2026.

So I’m trying to close the gap there between external expectations and what you are anticipating in terms of contribution from the new broader portfolio. Are you simply more optimistic on Tyrvaya than external expectations? Or am I underappreciating the potential contribution from some of the pipeline assets in that period of time?

Rajiv Malik^ Elliot, I will take. And maybe later on, Jeff can add. So first of all, let me just break it. One is that, yes, provides U.S. expectations and we are talking about the global expectations. We have take this $1 billion, divide almost 2/3 is U.S. and 1/3 is the rest of the world for us. That’s the first one.

The second one is most and maybe every — all of these products will hit the market within this period of time. Because as you see, there are some Phase 3 assets and well advanced. And it’s not going to be a long clinical study over there. So we see more products launched around ‘26, ‘27 to add on along the Tyrvaya.

So and if I have to do my portfolio, I think our dry eye will be almost 2/3 again and 1/3 will be the products like (inaudible) and presbyopia and others. With that, maybe, Jeff, do you want to add something to that?

Jeffrey Nau^ Yes. What I would add is we’re really excited about the portfolio that’s been created here. And as Rajiv said, with the two dry eye assets making up most of the potential, I wouldn’t discount the other products that are in the pipeline. They are exciting markets. This is the leading front of the eye portfolio. Lots of unmet need here with regards to things like blepharitis and many of these vision disturbance disorders. And so we’re really excited about the opportunity to go forward.

And I think what’s most exciting about it is, we have many Phase 3-ready assets that will drop right into an existing sales force that is there and ready to go.

Operator^ Your next question comes from Umer Raffat from Evercore.

Umer Raffat^ EBITDA. So your midpoint of the guidance is $6 billion. And Robert, I think you mentioned between divestitures, the SEC accounting as well as additional spend on new tuck-ins, it sounds like there’s an additional $1 billion to $1.2 billion worth of headwinds on EBITDA, and that’s without sort of the impact of China VBP rollout back on schedule next year.

So is it fair to say that the EBITDA in 2024 is trending somewhere between $4.6 billion and $5 billion? That’s question number one.

Number two, on Oyster Point. It looks like there’s either a bridge program or a major co-pay systems in place. And you can kind of see that on the realized pricing per prescription versus where Xiidra and where RESTASIS track. Can you speak to the absolute bonds we’re seeing and to the extent we can scale them up?

And also on Oyster Point, the Phase 2 OLYMPIA trial in neurotrophic keratopathy, that was due right around now. There was no update of that. I’d be curious on that.

And it looks like the CVR is in the bag because the TRx and the sales numbers that were pointed out, it looks like it’s trending towards that anyway. So we should assume that Oyster Point acquisition is $450 million valuation, correct, plus the net debt?

Robert Coury^ So let me go first. Obviously, I want to thank the entire investment community and really all of you for your input since the management team came forth in February. Because today, we’re able to deliver in much more detail just on the basis of answering all of your questions, quite frankly.

And so the clarity that we gave you, and obviously I want to be clear, we’re not giving the kind of the detailed ‘24 actual financial guidance right now. But we’ve given you enough directionally a guide where I will not dispute, let’s just say, some of the things that you’re throwing out because I think, once again, given your numbers, you can get to — people can see you can get to where you are.

I think the most important, Umer, is in my prepared remarks, I also try to be clear that we’ve taken into consideration living out 2023 with the rest of the initiatives that — and the actions that were going to be taken as well as the pushes and pulls that we can see today in order to build that bridge for you to get to ‘24 to where you’re at. So Jeff, do you want to take his next question?

Jeffrey Nau^ Yes. Maybe I’ll break it down into two parts, and we’ll answer the easier one first. So as we have earnings coming up this week, what I would say on Olympia is we are tracking according to schedule, and we’ll have an update there.

And then with regards to Tyrvaya, I think what’s really important in looking at this product is obviously first launched into the space this year. Our goal this year was really to build prescriber base. We are primarily a commercial prescription product this year. We still have bridge on. As we enter into 2023, we intend to pick up additional coverage. And at that point in time, we will reassess bridge. But I think that’s also a really big opportunity for some marketing during that time.

So we want to make sure that we have good coverage on before we really pull the trigger on marketing. And as we know, this space is highly sensitive to that type of marketing. I think when you look at a product like Tyrvaya, there’s a really unique opportunity to market the patient as it is the only nasal spray for the treatment of signs and symptoms of dry eye disease.

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Operator^ Our next question comes from Jason Gerberry from Bank of America

Jason Gerberry^ Just on Famy care, it looks like that’s probably about half the value that’s kind of — of the $700 million to $750 million. So is there a specific asset that sort of drives the valuation? Or is it just kind of more broadly dispersed across all the late-stage-ready assets?

And then as you lay out what looks like a leverage for what will be effectively remainco just wondering, is that sort of what you think is the right amount of leverage for this business to carry longer term? And how ambitious should be sort of once the dust settles on all these transactions in terms of either more aggressively or more ambitiously building out some of these specialty brand verticals?

Robert Coury^

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To be able to find the right frontline asset, such as Oyster with such a phenomenal leadership team, they’re very, very much into this community, this was not by happenstance. This was a very deliberate, well-targeted opportunity that we saw to create a real ophthalmology franchise.

So yes, we’re very, very — Michael, do you want to just address some of the actual sure opportunities?

Michael Goettler^ Sure. So Jason, for the Famy life sciences portfolio, it’s really portfolio is not one single asset that kind of drives the fair value. just to give you a little bit more color, the blepharitis asset is the asset that we talked about a few months ago already, which just basically at time Cromologous. We now got the full right to that.

Then there is the dry eye product that we’re quite excited about, that’s very complementary to mechanism of action to Tyrvaya.

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Robert Coury^

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We do not see a real need of outside capital. And that’s why I think that the transactions we announced this morning is a perfect example how we can continue to return significant amount more of capital back to shareholders, especially through share repurchases plan but as well as invest in our business at the same time.

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Operator^ Our next question comes from Glenn Santangelo from Jefferies.

Glen Santangelo^ I just want to follow up on some of the pro forma numbers you gave regarding 2024 and the Phase 2 part of the plan. I mean it seems like you’re assuming that once you get out to 2024, that the erosion on the base business on the revenue line will be about minus 3%. And now with the benefit of some of these announcements today that the new growth CAGR is going to be plus (inaudible) 6% swing or almost close to $1 billion a year.

And so I just want to make sure I understand in terms of what you’re seeing and where that’s coming from. It sounds like you — in the past, you’ve been talking about $500 million a year from new product introductions, maybe with the balance coming from the acquisitions?

And then my follow-up to that would be, does that 3% CAGR in ‘24 to ‘28 include any incremental contribution from GI and Derm? Or could those opportunities augment those growth rates from here?

Robert Coury^

***

So I think once you can see the base business, only then, in the strength of that base business, only then when you begin to add that anything from that point forward can be truly additive. So if you take a look at the 1% that we see in the base business alone and then add the Oyster Point asset on top of that, that’s how you get to the 3% revenue CAGR from ‘24 to ‘28 and a 4% to 5% EBITDA growth from there.

Rajiv Malik^ And Robert, just to further clarify, you talk about 2% to 3% base erosion, which is being more than offset by $450 million to $550 million of launches to bring what Robert said, a stable base. And then overlay on that, that ophthalmology assets, which will bring it back from flat to 1% to 3% growth.

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Operator^ Our last question comes from David Amsellem from Piper Sandler.

David Amsellem^ So just going back to Tyrvaya. Can you talk about the challenges associated with the payer landscape, bearing in mind that with Stasis is available as a generic. And I know there’s some differentiation that you cited, but I just wanted to get your thoughts on what you have to do to improve access.

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Jeffrey Nau^ Yes. Great. This is Jeff now, and thanks for that question. So I think with — as it pertains to our Tyrvaya, as we look at any launch into this space, the commercial opportunity is obviously the first opportunity that any company would face. We’ve been lucky enough that this year we’re tracking at about 19% of our scripts will go to Medicare Part D patients.

As we turn the year into 2023, obviously, we expect those formularies to begin to adapt. And we’re really excited about the opportunities as we move into that year. We’ve had great coverage so far on the commercial side. As you talked to, this is a really well-differentiated product. Our goal in 2023 is adopt that additional coverage and really just drive demand into the year.

Before Robert jumps in, one of the things that I will say on the ophthalmology pipeline is keeping in mind there are a number of products in there, especially on the gene therapy pipeline, that are in that rare disease area. And so that has already begun, but I’ll let Robert add to the story there.

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Forward Looking Statements

This communication contains “forward-looking statements”. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, 2022 financial guidance; our outlooks and expectations with respect to the end of our Phase I strategy in 2023 and our Phase II strategy in 2024-2028 and their related goals, targets, forecasts, objectives and commitments (together, the “Phase I and II Outlooks”); returning capital to shareholders through our anticipated future share repurchases plan; aggregate purchase price for the acquisitions is approximately $700 million to $750 million; on a stand-alone basis, when combined with our commitment to begin repurchasing our shares, we expect these acquisitions to be adjusted earnings per share accretive in 2023; anticipate the combined assets of these acquisitions to add to the top line immediately and grow in strong double digits from there, potentially reaching to at least $1 billion in sales by 2028; anticipate these acquisitions will also add at least $500 million in adjusted EBITDA by 2028; additional $8 billion to $9 billion of aggregate pretax proceeds we anticipate to receive by the end of 2023, or shortly thereafter, from all our divestitures, including our biosimilars business; targeting during Phase 2 a top line total revenue CAGR of approximately 3%, adjusted EBITDA CAGR of approximately 4% to 5% and, most importantly, an adjusted earnings per share CAGR of approximately mid-teens; acquisitions of Oyster Point and Famy Life Sciences are excellent examples that will establish for Viatris a strong foundation for a leading ophthalmology franchise; concurrent to Oyster Point closing, we expect to acquire Famy Life Sciences, which has a complementary ophthalmology portfolio; statements about the proposed transaction in which Viatris will, through a wholly-owned subsidiary, acquire all of the outstanding shares of Oyster Point Pharma Inc. (“Oyster Point”) through a tender offer; the benefits and synergies of the transaction pursuant to which Mylan N.V. (“Mylan”) combined with Pfizer Inc.’s Upjohn business (the “Upjohn Business”) in a Reverse Morris Trust transaction (the “Combination”) and Upjohn Inc. became the parent entity of the combined Upjohn Business and Mylan business and was renamed “Viatris Inc.” (“Viatris” or the “Company”) or our global restructuring program, the Company’s strategic initiatives, including but not limited to potential divestitures and recently announced acquisitions, future opportunities for the Company and its products and any other statements regarding the Company’s future operations, financial or operating results, capital allocation, dividend policy and payments, debt ratio and covenants, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, commitments, confidence in future results, efforts to create, enhance or otherwise unlock the value of our unique global platform, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words.

Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the possibility that the Company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the Combination or its global restructuring program within the expected timeframe or at all; the pending Biocon Biologics Transaction and other strategic initiatives, including potential divestitures, may not achieve their intended benefits; operational or financial difficulties or losses associated with the Company’s reliance on agreements with Pfizer in connection with the Combination, including with respect to transition services; the potential impact of public health outbreaks, epidemics and pandemics, including the ongoing challenges and uncertainties posed by the COVID-19 pandemic; the Company’s failure to achieve expected or targeted future financial and operating performance and results; actions and decisions of healthcare and pharmaceutical regulators; changes in relevant laws and regulations, including but not limited to changes in tax, healthcare and pharmaceutical laws and regulations globally (including the impact of potential tax reform in the U.S.); the ability to attract and retain key personnel; the Company’s liquidity, capital resources and ability to obtain financing; any regulatory, legal or other impediments to the Company’s ability to bring new products to market, including but not limited to “at-risk launches”; success of clinical trials and the Company’s or its partners’ ability to execute on new product opportunities and develop, manufacture and commercialize products; any changes in or difficulties with the Company’s manufacturing facilities, including with respect to inspections, remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government inquiries or investigations, and the impact of any such proceedings on the Company; any significant breach of data security or data privacy or disruptions to our information technology systems; risks associated with having significant operations globally; the ability to protect intellectual property and preserve intellectual property rights; changes in third-party relationships; the effect of any changes in the Company’s or its partners’ customer and supplier relationships and customer purchasing patterns, including customer loss and business disruption being greater than expected following the Combination; the impacts of competition, including decreases in sales or revenues as a result of the loss of market exclusivity for certain products; changes in the economic and financial conditions of the Company or its partners; uncertainties regarding future demand, pricing and reimbursement for the Company’s products; uncertainties and matters beyond the control of management, including but not limited to general political and economic conditions, inflation rates and global exchange rates; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards or on an adjusted basis.

For more detailed information on the risks and uncertainties associated with Viatris, see the risks described in Part I, Item 1A in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, as amended, and our other filings with the SEC. You can access Viatris’ filings with the SEC through the SEC website at www.sec.gov or through our website and Viatris strongly encourages you to do so. Viatris routinely posts information that may be important to investors on our website at investor.viatris.com, and we use this website address as a means of disclosing material information to the public in a broad, non-exclusionary manner for purposes of the SEC’s Regulation Fair Disclosure (Reg FD). The contents of our website are not incorporated into this release or our other filings with the SEC. Viatris undertakes no obligation to update any statements herein for revisions or changes after the date of this release other than as required by law.

In particular, certain statements in this release relate to the Phase I and II Outlooks, including but not limited to providing financial targets for Phase 2 (2024 to 2028), including top-line total revenues CAGR of approximately 3%, adjusted EBITDA CAGR of approximately 4-5% and adjusted EPS CAGR of approximately mid-teens and anticipating combined assets from the two transactions announced today to have the potential to reach at least $1 billion in net sales and at least $500 million in adjusted EBITDA by 2028. Viatris believes that the assumptions used as a basis for the Phase I and II Outlooks are reasonable based on the information available to management at this time. However, this information is not fact, and you are cautioned not to place undue reliance on any such information. While certain of these statements might use language that imply a level of certainty about the likelihood that Viatris will attain the Phase I and II Outlooks, it is possible that Viatris will not attain them in the timeframe noted or at all. The Phase I and Phase II Outlooks reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and cause the Phase I and II Outlooks not to be achieved, or that may change the underlying variables and assumptions on which the Phase I and II Outlooks were based and cause the Phase I and II Outlooks to differ materially, include, but are not limited to, risks and uncertainties relating to our planned acquisitions and divestitures, including whether such transactions are completed on the expected timelines or at all, failure to achieve the anticipated benefits of any acquisitions or divestitures, failure to receive the anticipated cash proceeds of any divestitures, inability to manage base business erosion, failure to bring new products to market on the expected timeframes or at all, failure to execute stock repurchases consistent with current expectations, stock price volatility, higher than anticipated SG&A, gross margins and R&D spend, industry performance, interest rate volatility, foreign exchange rates, tax rates, the regulatory environment and general business and economic conditions, as well as those set forth in the second paragraph of this “Forward Looking Statements” slide. In addition, although certain of the outlooks are presented with numerical specificity, they are still forward-looking statements that involve inherent risks and uncertainties. Further, the Phase I and II Outlooks cover multiple years and such information by its nature becomes less reliable with each successive year. Accordingly, there can be no assurance that any aspect of the Phase I and II Outlooks will be realized or that actual results will not differ materially. Therefore, you should construe these statements regarding the Phase I and II Outlooks only as goals, targets and objectives rather than promises of future performance or absolute statements.

IMPORTANT INFORMATION

The tender offer for the outstanding shares of Oyster Point common stock referenced in this communication has not yet commenced. This document is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of Oyster Point’s common stock, nor is it a substitute for the tender offer materials that Viatris and Oyster Point will file with the United States Securities and Exchange Commission (the “SEC”) on Schedule TO. At the time any such tender offer is commenced, Viatris will file a Tender Offer Statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and Oyster Point will file a Solicitation/Recommendation Statement relating to such tender offer with the SEC. Oyster Point’s stockholders are strongly advised to read these tender offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that Oyster Point’s stockholders should consider prior to making any decisions with respect to such tender offer. Once filed, stockholders of Oyster Point will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov.